SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 16, 2004

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant’s name into English)

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Exhibit No.	Description

99.1	Annual Report & Accounts 2004

99.2	Summary Financial Statement 2004

99.3	Chairman’s Letter (incorporating Notice of Annual General Meeting)

99.4	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 16, 2004

ALLIED DOMECQ PLC

	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director, Corporate Secretariat Deputy Company Seceretary Allied Domecq PLC